UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 16, 2005

REGISTRATION NO. 0-32359

MERIDIAN CO., LTD.
(Translation of Registrant’s Name into English)

4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
(Address of Principal Executive Offices)

82-2-2103-3300	82-2-2103-3333
(Registrant’s telephone number)	(Registrant’s facsimile number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

ITEM 6. RESIGNATION OF REGISTRANT'S DIRECTOR

On March 31, 2005, Mr. Sang-Yeul Park resigned from the Board of Directors of Meridian Co., Ltd. (the "Company"). In Beom Park was appointed at the Annual General Meeting of Shareholders of the Company to fill the vacancy created by the resignation of Mr. Sang-Yeul Park.

IN BEOM PARK, DIRECTOR Mr. Park graduated from the Seoul University, Korea with a degree in Sociology. From 1991 to 1998 he was the head of development planning department in Kia Techono Co., Ltd. He was a founder of Eduevision Korea Co., Ltd. in 1999. Mr. Park joined the Company in 2002 as a head of development planning department.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2005	MERIDIAN CO., LTD.

	By:	/s/ Myeong, Hyeon-Seong
	Name:	Myeong, Hyeon-Seong
	Title:	President